Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)
12 Months Ended March 31, 2004 (millions)
Operating Revenue	$12,378
Operating Expenses	9,941
Income from operations	2,437
Other income	155
Interest and related charges	975
Income before income taxes and minority interests	1,617
Income taxes	628
Minority interests	(4)
Income from continuing operations before cumulative effect of changes in accounting principles	985
Loss from discontinued operations (net of income taxes of $33)	(636)
Cumulative effect of changes in accounting principles (net of income taxes of $64)	(102)
Net income	$ 247
Earnings Per Common Share - Basic
Income from continuing operations before cumulative effect of changes in accounting principles	$3.06
Loss from discontinued operations	(1.98)
Cumulative effect of changes in accounting principles	(0.31)
Net income	$0.77
Earnings Per Common Share - Diluted
Income from continuing operations before cumulative effect of changes in accounting principles	$3.05
Loss from discontinued operations	(1.97)
Cumulative effect of changes in accounting principle	(0.31)
Net income	$0.77

The condensed consolidated earnings statement for the twelve months ended March 31, 2004 reflects the cumulative effect of adopting the following accounting standards:

  Dominion adopted Statement of Financial Accounting Standards No. 133 Implementation Issue No. C20, Interpretation of the Meaning of 'Not Clearly and Closely Related' in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature on October 1, 2003. The cumulative effect of adopting C20 was an after-tax charge of $75 million.

  Dominion adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46R) on December 31, 2003 with respect to special purpose entities. The cumulative effect of adopting FIN 46R was an after-tax charge of $27 million.